EXHIBIT 8.1

List of Subsidiaries of Registrant

Paramount Energy Trust
(Registrant-Parent)

Subsidiary	Jurisdiction of Organization

Paramount Operating Trust (100%)	Alberta, Canada

Paramount Energy Operating Corp. (100%)	Alberta, Canada

Paramount Operating (U.S.) Corp. (100%)	Delaware, U.S.